02044984

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 1 2002
1086

Form 11-K

(Check One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from __________ to __________

Commission file number 33-30742

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHATTEM, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHATTEM, INC., 1715 West 38th Street, Chattanooga, Tennessee 37409

REQUIRED INFORMATION

Since the date of the plan's establishment (i) no contributions have been made to the plan and (ii) the plan has had no assets and has incurred no liabilities. Consequently, financial statements have been omitted from this annual report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHATTEM, INC. EMPLOYEE STOCK
OWNERSHIP PLAN

By: ______________________
Member of Chattem, Inc. Pension
Administration Committee

Date: June 28, 2002

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